Trian Nominees

Because Heinz’s total shareholder returns have almost uniformly underperformed those of both the broader market and the consumer packaged food universe for nearly a decade, due to, we believe, a combination of flawed strategy and poor execution, the Trian Group currently intends to conduct a proxy solicitation to elect five nominees to Heinz’s twelve-member Board of Directors at Heinz's upcoming annual meeting.

We are not looking to take over Heinz's Board of Directors and have no intention of moving Heinz from Pittsburgh, where it has had an important corporate presence for 137 years. Our nominees' goals, as directors, will be to work with Heinz's management and other members of the Board to ensure that the great assets of this Company are not further wasted. Our nominees will seek to ensure that the Company's present business plan is rationalized and that management is held accountable for achieving stated goals and objectives. We believe that Trian's operational initiatives (as outlined in “Results Speak Louder than Words: A Plan to Enhance Value at Heinz”) will re-establish Heinz as a leading branded consumer products company that generates strong, consistent returns for its shareholders.

Nelson Peltz

Nelson Peltz, 63, has been Chief Executive Officer and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Peltz has also been a director and Chairman and Chief Executive Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Peltz also has interests in various investments.

Mr. Peltz was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz began his career in 1963 when he joined his family food business.

Mr. Peltz is a director of Deerfield Triarc Capital Corp., where he is Chairman of the Board and serves on the investment committee. Mr. Peltz is Co-Chairman of the Board of Directors of the Simon Wiesenthal Center and Chairman of the New York Tolerance Center. In addition, Mr. Peltz is a member of the Board of Directors of Prostate Cancer Foundation (formerly known as CaP CURE), the Board of Directors of the Trooper Foundation and the Board of Directors of PAL. He is also a member of the Board of Overseers of The Milken Institute and a member of the Board of Trustees of the Intrepid Museum Foundation.

Mr. Peltz attended The Wharton School of the University of Pennsylvania. Mr. Peltz is the father-in-law of Edward P. Garden.

Peter W. May

Peter W. May, 63, has been President and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. May has also been President and Chief Operating Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. May also has interests in various investments.

Mr. May was President and Chief Operating Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company.

Mr. May is a director of Encore Capital Group, Inc. and serves on the investment committee of Deerfield Triarc Capital Corp. Mr. May is the Chairman of the Board of Trustees of Mt. Sinai Medical Center in New York. He also is a Trustee of the University of Chicago, a member of its Executive Committee, and a member of the Advisory Council on the Graduate School of Business at The University of Chicago.

In addition, Mr. May is a Trustee of Carnegie Hall and a partner of the Partnership for New York City, as well as the past Chairman of the UJA Federation’s “Operation Exodus” campaign and an honorary member of the Board of Trustees of The 92nd Street Y. He is a founding member of the Laura Rosenberg Memorial Foundation for Pediatric Leukemia Research and is Chairman of the Board of The Leni and Peter May Family Foundation.

Mr. May holds AB and MBA degrees from the University of Chicago.

Edward P. Garden

Edward P. Garden, 45, has been Portfolio Manager and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Garden has also been a director and Vice Chairman of Triarc Companies, Inc., since December 2004. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Garden was appointed Executive Vice President of Triarc Companies, Inc. in August 2003.

Mr. Garden was previously a managing director of Credit Suisse First Boston, where he served as a senior investment banker in the Financial Sponsors Group since 1999. From 1994 to 1999, Mr. Garden was a managing director at BT Alex Brown where he was a senior member of the Financial Sponsors Group and, prior to that, Co-Head of Equity Capital Markets.

Mr. Garden holds a B.A. in Economics from Harvard College. Mr. Garden is the son-in-law of Nelson Peltz.

Greg Norman

Greg Norman, 51, has served as Chairman and Chief Executive Officer of Great White Shark Enterprises, Inc., a multinational corporation that comprises several companies and divisions including Greg Norman Course Design, Medallist Golf Developments, Greg Norman Turf Company, Greg Norman Interactive, Greg Norman Production Company, merchandising and licensing, since August 1994. Mr. Norman has also been a professional golfer since 1976.

Mr. Norman is a director of Ritz Interactive, Inc. Mr. Norman is involved in a number of philanthropic endeavors, including the Merrill Lynch and Franklin Templeton Shootouts to benefit children’s charities, J. Robert Lauer Golf Tournament benefiting Hospice, and Chris Evert Pro-Celebrity Tennis Classic to benefit The Ounce of Prevention Fund of Florida.

In addition, Mr. Norman established and continues to support the Greg Norman Golf Foundation in Australia, which provides professional guidance and instruction to school students and those in other educational establishments and children with physical disabilities. He also serves as Advisory Council Chairman for The Environmental Institute of Golf.

Michael F. Weinstein

Michael F. Weinstein, 57, has been Chairman of INOV8 Beverage Company LLC since he co-founded the company in January 2005. INOV8 Beverage Company is a marketer and developer of beverage products and concepts.

From January 2004 to December 2004, and from 1994 through August 1995, Mr. Weinstein served as a consultant for Liquid Logic, a private beverage consulting company he founded in 1994. From December 2001 to December 2003, Mr. Weinstein was President, Global Innovation and Business Development for Cadbury Schweppes plc, a beverage and confectionary company. Prior to that, he was Chief Executive Officer of Snapple Beverage Group (formerly Triarc Beverage Holdings Corp.), a producer of beverage products from April 1997 to November 2001, during which time it was a subsidiary of Triarc Companies, Inc. through October 2000 and subsequently of Cadbury Schweppes plc. At the same time, Mr. Weinstein also served as Chief Executive Officer of Snapple Beverage Corp., Royal Crown Company, Inc. and Mistic Brands, Inc., each subsidiaries of Snapple Beverage Group, from May 1997, October 1996 and August 1995, respectively.

From 1981 until 1993, he served in various executive capacities at A&W Brands, Inc., including President and Chief Operating Officer. From 1978 to 1981, he was a Vice President at Kenyon & Eckhardt Advertising. He began his career at Pepsi-Cola Company, where he held various sales and marketing positions from 1972 to 1978.

Mr. Weinstein is a board member of the National Federation for Teaching Entrepreneurship. In addition, Mr. Weinstein is on the external affairs committee of Lafayette College and is a section secretary for the Harvard Business School. He is also an active volunteer with the American Red Cross, Juvenile Diabetes Research

Foundation and Food-PATCH and is a frequent speaker for various charities including Junior Achievement and the Police Athletic League.

He received a bachelor’s degree with honors in Economics from Lafayette College in 1970 (Phi Beta Kappa) and received an MBA from the Harvard Business School in 1972.